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January 16, 2009

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

Re:	Makita Corporation
Form 20-F for the year ended March 31, 2008
Filed July 10, 2008
File No. 000-12602

Dear Ms. Angela Crane:

We have received your letter dated December 30, 2008 with comments on Makita Corporation’s Form 20-F for the fiscal year ended March 31, 2008 (the “2008 Form 20-F”).  On behalf of Makita Corporation, we are transmitting the following responses to your comments.  The terms “we,” “us,” “our” and “Makita” below refer to Makita Corporation and, to the extent the context so requires, Makita Corporation and its consolidated subsidiaries.

To assist you in the reviewing process, we have preceded each response with a copy (in bold type) of the comment as stated in your letter.

Form 20-F for the fiscal year ended March 31, 2008
Item 6. Directors, Senior Management and Employees
A.  Directors and Senior Management, page 38

1.
Please tell us why the individuals identified in response to Item 6.A of Form 20-F are as of June 26, 2008 and the individuals identified in response to Item 6.E. of Form 20-F are as of March 31, 2008, and as a consequence the disclosure identifies different individuals for each item.

Makita’s Response:

Disclosure under both Items 6.A. and 6.E. of the 2008 Form 20-F shows their respective most updated information available in accordance with each disclosure requirement.  Item 6.A. of Form 20-F requires a disclosure of the names of the company’s directors and senior management.  New members of Makita’s directors and statutory auditors were appointed at a general shareholders’ meeting as of June 26, 2008, which was immediately prior to the filing of Makita’s 2008 Form 20-F.  Accordingly, Item 6.A. of the 2008 Form 20-F accurately reflects the latest directors and senior management of Makita as of the date of the filing of the

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Securities and Exchange Commission
Dvision of Corporation Finance

2008 Form 20-F.  Item 6.E., on the other hand, requires a disclosure of share ownership of the company’s directors and senior management as of the most recent practicable date.  The official record of share ownership of any Makita’s shareholder, including shares owned by Makita’s directors and senior management, can only be determined through Makita’s shareholder register.  The latest record date for Makita’s shareholder register prior to the filing of the 2008 Form 20-F is March 31, 2008 and, accordingly, Item 6.E. of the 2008 Form 20-F reflects such information.  In future filings of the Form 20-F, Makita will continue to disclose the latest information available as of the most recent practicable date as of the time of filing.

2.
We note you disclose Kenichiro Nakai as your Chief Financial Officer on page 71, yet your disclosure on page 38 does not include that title.  Please tell us why your disclosure is inconsistent.  In future filings please ensure your disclosure identifies all titles of your Directors, Senior Management and Employees of the company.

Makita’s Response:

Makita agrees that it will identify all titles of Makita’s directors, senior management and employees in Item 6 of its future filings of Form 20-F.  With respect to Kenichiro Nakai, all titles disclosed on pages 38 and 71 of the 2008 Form 20-F -- Director, General Manager of Administration Headquarters and Chief Financial Officer -- are his official titles.  In the respective items of the 2008 Form 20-F, however, we disclose the titles which we believed were relevant to the nature of disclosure required under each item.  In Item 6.A., we referred to Kenichiro Nakai’s title as “Director, General Manager of Administration Headquarters,” as we believe Item 6.A. focuses more on the individual role of directors and senior management.  Item 15, on the other hand, requires disclosure on the conclusion of the principal financial officer regarding the effectiveness of the issuer’s disclosure controls and procedures; we therefore, referred to Kenichiro Nakai’s title as Chief Financial Officer and Director.

Item 7. Major Shareholders and Related Party Transactions, page 46
B.  Related Party Transactions, page 47

3.
In future filings please clarify your disclosure of the information requested by Item 7B of Form 20-F to include information such as the names of related parties and family members as appropriate.  For Example, in Note 19 to your Financial statements you identify an “outside director and certain of his family members.”  Also, because the disclosure requested by Item 7B of Form 20-F may be different than the disclosure required in your financial statements, please do not refer to your financial statements in lieu of providing the disclosure requested by Item 7.B.

Makita’s Response:

Makita agrees to include, in future filings of its Form 20-F, in its disclosure of the information requested by Item 7.B., information such as the names of related parties and their family members as appropriate.  Makita also agrees not to cross-refer to its financial statements for purposes of providing the disclosure required by Item 7.B.

Securities and Exchange Commission
Dvision of Corporation Finance

Note 6. Impairment of Long Lived Assets, page F-16

4.
We note the discussion on page F-16 that the fair value of the related assets in the manufacturing business of your consolidated subsidiary Makita Ichinomiya Corporation was determined by a “independent third party appraisal”.  Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced valuation.  While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 20-F, to name the independent valuation firm.  In addition, please note that if you intend to incorporate your Form 20-F by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Makita’s Response:

The reference to a “third party appraisal” in Note 6 to the consolidated financial statements included in the 2008 Form 20-F was intended to disclose that we appointed an independent third party appraisal firm to assist Makita’s management in the development of an estimated fair value for Makita’s facility.  The appraisal firm performed a valuation study and developed an appraisal value based on the data we provided to the appraisal firm, in addition to other information the firm gathered independently.  We analyzed the valuation report provided to us by the appraisal firm and performed our own valuation analysis based on available information at that time.  We determined that the appraised value the independent appraisal firm provided was reasonable, and thus, decided to adopt it as the fair value used in our impairment measurement.  We take full responsibility for the determination of fair value of the impaired assets.

We will make appropriate changes to consolidated financial statements in future filings, including deleting the reference to an independent third party appraisal, as appropriate, in order to avoid any possible misunderstanding.

Exhibit 12

5.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual title.

Makita’s Response:

Makita agrees that, in its future filings of the Form 20-F, the identification of the certifying individuals at the beginning of each certification required by Exchange Act Rule 13a-14(a) will not include each individual’s title.

Securities and Exchange Commission
Dvision of Corporation Finance

*           *           *

If you have any questions or comments regarding the foregoing please do not hesitate to contact the undersigned by telephone at +81-5251-0232, by fax at +81-5251-1602 or by e-mail at masahisa.ikeda@shearman.com or Makita Corporation (attention: Minobu Kato) by telephone at +81-566-97-1718, by fax at +81-566-98-6907.

Very truly yours,

/s/ Masahisa Ikeda

Masahisa Ikeda
Shearman & Sterling LLP

cc:	Andri Boerman (Securities and Exchange Commission)
Celia Soehner (Securities and Exchange Commission)
Jay Mumford (Securities and Exchange Commission)
Minobu Kato (Makita Corporation)
Kumiko Nishiyama (Shearman & Sterling LLP)
Chika Hirata (Shearman & Sterling LLP)